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                                   EXHIBIT 28

   Robert J. Fitzsimmons                                   For Immediate Release
   602/ 207-5759

              THESE ARE THE EARNINGS FOR FINOVA CAPITAL CORPORATION

                THE PRINCIPAL SUBSIDIARY OF THE FINOVA GROUP INC.

                   WHOSE EARNINGS WERE RELEASED JULY 16, 1996


                           FINOVA CAPITAL CORPORATION

                       ANNOUNCES 19% INCREASE IN EARNINGS

                           FOR SECOND QUARTER OF 1996


PHOENIX, Ariz., July 18, 1996 -- FINOVA Capital Corporation today reported net income of $28.1 million for the second quarter of 1996 compared to $23.6 million for the second quarter of 1995, a 19% increase in net income.

         Net income for the first six months of 1996 was $55.2 million compared to $46.0 million for the first six months of 1995, an increase of 20% in net income.

         Sam Eichenfield, chairman and chief executive officer of FINOVA Capital, said, "FINOVA's second quarter performance continues to exhibit our traditionally strong performance characteristics. Managed assets grew at an annualized rate of 15.1%, up from the first quarter level of 11.1%, and were driven by new business and factoring volume of $1.3 billion, a 37% increase over the second quarter of 1995; interest margins, stable at 5.82% in 1996, improved from the second quarter of 1995; and portfolio quality was maintained, with non-earning assets continuing at 2.3% of managed assets. Despite strong portfolio growth, FINOVA's backlog grew 13%, to $1.213 billion, from the end of the first quarter." Operating efficiencies also contributed to the improved performance with selling, administrative and other operating expenses ("G & A expenses") declining to 42.5% of interest margins earned, down

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from 44.8% for the second quarter of 1995. G & A expenses for the second quarter of 1996 were $41.0 million compared to $36.4 million for the comparable 1995 quarter. The higher expenses were primarily due to increased incentive accruals related to higher new business volumes and improved results.

         Eichenfield went on to say, "the result of these operating improvements was a further increase in FINOVA Capital's annualized return on equity to 12.7% for the quarter, up from the 11.7% return achieved in the second quarter of 1995, demonstrating FINOVA's commitment to improving ROE."

         Write-offs for the first half of 1996 were $20.0 million or .55% (annualized) of average managed assets compared to $15.9 million or .52% (annualized) for the same period in 1995. Reserves for possible credit losses at June 30, 1996 remained at 2.0% of managed assets but increased to 85.0% of nonaccruing assets from 77.8% at June 30, 1995.

         Income taxes were higher primarily due to higher income before income taxes and a higher effective tax rate when compared to the 1995 period. The tax rate in 1995 was lower due to state tax adjustments recorded in the second quarter of 1995.

         FINOVA Capital Corporation is a Phoenix-based major domestic commercial finance company providing secured financing and leasing products from $500,000 to $35 million to mid-size businesses. FINOVA also offers inventory and sales financing programs to manufacturers, distributors and dealers nationwide.

         For more information about FINOVA Capital Corporation, visit the company's Website at www.finova.com.

                                       ###




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                           FINOVA Capital Corporation
                          and Consolidated Subsidiaries
                         Summary of Consolidated Income
                                   (Unaudited)
                             (Dollars in Thousands)

                                  Quarter Ended              Six Months Ended
                                    June 30,                     June 30,
                            -----------------------      -----------------------
                                1996         1995           1996          1995
                            ---------     ---------      ---------     ---------
Interest earned from
 financing transactions     $ 185,510     $ 163,816      $ 371,093     $ 318,331
Operating lease income         25,042        20,877         48,015        41,119
Interest expense              (99,244)      (90,197)      (196,300)     (174,721)
Depreciation                  (14,625)      (13,168)       (31,903)      (25,911)
                            ---------     ---------      ---------     ---------
Interest margins earned        96,683        81,328        190,905       158,818

Provision for possible
 credit losses                (10,500)      (11,600)       (24,750)      (18,000)
Gains on sale of assets           882         4,073          7,539         7,053
Selling, administrative and
 other operating expenses     (41,044)      (36,420)       (84,394)      (72,995)
                            ---------     ---------      ---------     ---------
Income before income
 taxes                         46,021        37,381         89,300        74,876
Income taxes                  (17,900)      (13,752)       (34,058)      (28,879)
                            ---------     ---------      ---------     ---------
Net Income                  $  28,121     $  23,629      $  55,242     $  45,997
                            =========     =========      =========     =========


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                           FINOVA Capital Corporation
         Selected Consolidated Financial Data and Ratios (Unaudited) (1)
                             (Dollars in Thousands)

                                                                                  Year Ended
                                                                                    or at
                                                      As of June 30,               Dec. 31,
                                              ----------------------------        ----------
FINANCIAL POSITION:                               1996              1995              1995
                                              ----------        ----------        ----------
Ending funds employed (EFE)                   $7,241,892        $6,159,394        $6,819,057
Securitizations (2)                              353,308           168,059           303,304
                                              ----------        ----------        ----------
  Total managed assets                         7,595,200         6,327,453         7,122,361
Reserve for possible credit losses               148,695           127,737           140,333
Nonaccruing assets                               174,859           164,271           167,872
Nonaccruing assets as % of managed assets            2.3%              2.6%              2.4%
Reserve for possible credit losses as a % of:
  Ending managed assets                              2.0%              2.0%              2.0%
  Nonaccruing assets                                85.0%             77.8%             83.6%
Total debt                                    $5,970,459        $5,044,834        $5,649,368
Stockholder's equity                             898,830           817,881           855,579
Total debt to equity                               6.64x             6.17x             6.60x
Backlog                                       $1,213,286        $1,003,263        $1,070,573

                                       For the Quarter Ended          For the Six Months Ended
                                             June 30,                         June 30,
                                    --------------------------       -------------------------
PERFORMANCE HIGHLIGHTS:               1996             1995             1996          1995
                                    ----------      ----------       ----------    ----------
Average managed assets             $7,416,271      $6,263,682       $7,303,412    $6,124,242
Average earning assets (3)          6,645,786       5,679,032        6,564,620     5,520,877
New business                          668,667         526,825        1,391,854     1,004,616
Factoring volume/floor planning       638,415         428,475        1,332,508       809,769
Write-offs                              9,614           6,982           20,024        15,867
Write-offs (annualized) as a % of
 average managed assets                  0.52%           0.45%            0.55%         0.52%
Interest margins earned
 (annualized) as a % of
 average earning assets                   5.8%            5.7%             5.8%          5.8%
Selling, administrative and other
 operating expenses as a % of
 interest margins earned                 42.5%           44.8%            44.2%         46.0%

- -----------
(1)  Averages for the periods presented are based on month-end balances.

(2) Securitizations are assets sold under securitization agreements and managed by the Company.

(3) Average earning assets equal average funds employed less (average deferred taxes on leveraged leases and average nonaccruing assets).

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